Woori Finance Holdings Co., Ltd.’s Filing in Korea Regarding Its Selection as the Preferred
Bidder for Purchase and Assumption of Samhwa Mutual Savings Bank

On February 18, 2011, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed in a filing with the Korea Exchange that Woori Finance Holdings has participated in the final bidding process for the purchase of the assets and assumption of the liabilities of Samhwa Mutual Savings Bank and that it was selected as the preferred bidder on the same date.

* The above date is the same date on which Woori Finance Holdings was notified by Ernst & Young Han Young, the organizer of the bid process, of its selection as the preferred bidder.

Related disclosure: Report on Form 6-K submitted by Woori Finance Holdings on January 6, 2011, entitled “Woori Finance Holdings Co., Ltd.’s Filing in Korea Regarding Potential Acquisition of Domestic Savings Bank.”